SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated April 28, 2025 between
LISTED FUNDS TRUST
and
Horizon Kinetics Asset Management LLC

The Trust will pay to the Adviser, as compensation for the Adviser’s services rendered, a fee computed daily at an annual rate based on the average daily net assets of the Fund in accordance with the following fee schedule:

Fund	Rate
Horizon Kinetics Inflation Beneficiaries ETF	0.85%
Horizon Kinetics Blockchain Development ETF	0.85%
Horizon Kinetics Medical ETF	0.85%
Horizon Kinetics SPAC Active ETF	0.85%
Horizon Kinetics Energy and Remediation ETF	0.85%
Horizon Kinetics Japan Owner Operator ETF	0.85%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of April 28, 2025.

LISTED FUNDS TRUST	HORIZON KINETICS ASSET MANAGEMENT LLC

By: /s/ Chad E. Fickett	By: /s/ Jay Kesslen
Name: Chad E. Fickett	Name: Jay Kesslen
Title: Secretary	Title: General Counsel